Mail Stop 0309								December 10,
2004

Michael Tarvin, Esq.
Select Medical Corporation
4716 Old Gettysburg Road
Mechanicsburg, Pennsylvania 17055

Re:		Select Medical Corporation
      Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
      File No. 1-31441, Filed November 12, 2004

Dear Mr. Tarvin:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that certain members of management have the opportunity to subscribe for equity interests in the surviving entity and will remain with the company. It appears that these members of management should be filing persons on the Schedule 13E-3. Refer to section II.
D. 3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise.

Item 3.  Identity and Background of Filing Person
2. It is unclear why the information with respect WCAS IX
Associates
LLC disclosed in this Item is not included in the Schedule 14A, including disclosure of the directors, executive officers and control persons identified here.

Schedule 14A
General
3. On a supplemental basis, please confirm that your proxy information statement will be provided to your shareholders at least
20 business days prior to the meeting date.
4. Please provide us with a courtesy copy of your proxy card.

Cover Letter
5. It appears that many of your officers and directors have financial interests that are distinct from the interests of stockholders generally. You should make a statement to this effect in your discussion of continuing investors. That statement should briefly summarize the interests that you have set forth on pages 4-5 of the proxy statement. See Item 5(a) of Schedule 14A.
6. In addition, you have indicated that the two members of the special committee "will, like all other stock holders and option holders, receive cash payments for their shares and options."
This
statement implies that the interests of the special committee are the same as those of the unaffiliated stockholders generally. The vast majority of unaffiliated stockholders, however, do not own stock options and it appears that all options will be cashed out, including those that have not vested. As a result, members of the special committee will be receiving compensation exceeding $1.2M for their options. The document should be revised to remove the implication that the special committee`s interest in the transaction is aligned with the interests of the unaffiliated stockholders.
Therefore, on page 1 and in each place in the document where the disclosure regarding the special committee`s interests not differing from holders generally is stated or implied, discuss and quantify any benefits any member of the special committee will realize as a result of the transaction which differ from those received by stockholders generally. In each case, the discussion should reference not only the stock options, but also any other benefits that members of the special committee will realize as a result of the transaction with explicit disclosure indicating that the interests of the committee members and stockholders generally may not be aligned. In your response letter, please advise us of each page where revisions are made.
7. You state that the independent members of the board unanimously determined that the merger is fair, advisable and in the best interests of the Company. Disclose the percentage of the vote of the common shares that these parties control.

Summary, p. 1
Stockholder Vote Required to Approve the Merger, page 1
8. Please expand the discussion to indicate the approximate aggregate percentage of votes controlled by Holdings, Acquisition Corp., Welsh
Carson, their respective affiliates, their co-investors and the continuing investors. In addition, please state the number of votes abstaining or voting against the merger that will result in the disapproval of the merger.

Opinion of the Board of Directors Financial Advisor, p.2
9. You should mention and quantify Bank of America`s fee, any additional success fee, and, if true, state that the success fee will only be paid if the transaction is completed and the corresponding percentage of the firm`s compensation in connection with the transaction. You should also include this information in the section titled Opinion of the Board of Directors Financial Advisor and in each other section where the information is relevant.

Interests of Select Directors and Executive Officers, p. 6
10. This section should not be limited to directors and officers and should include disclosure relating to other parties, such as BofA. You should include BofA`s fee in the transaction (with the success fee explained and disclosed) as well as any interest of any BofA employee in the transaction. The subheading should also be revised accordingly.
11. Please expand the discussion to indicate whether and how the percentage ownership of the directors and management, respectively, may change as a result of the merger.
12. Please expand the discussion in the third bullet to explain in greater detail what you mean by "another public offering," the nature and purpose of "another public offering," and the reason for this offering in light of the current "going private" transaction. In this regard, we note that it appears the equity incentive plan cannot exceed 1% of the fully-diluted common stock unless Select completes another public offering and that you anticipate the percentage of options granted under the plan to be 15% of the fully-diluted common stock after the merger.

Regulatory approvals, p. 6
13. Please disclose the amount of the filing fee that will be paid in connection with your HSR filing and who will pay it. In addition, you should state explicitly that the HSR Act places the responsibility for filing fees on the acquirer. If the Company is paying any portion of the fees, please explain why the Company agreed to accept these expenses.

Fees and Expenses of the Merger, page 7
14. Please expand the discussion to quantify the aggregate amount of expenses and fees that Select will pay in connection with the merger, including reimbursement fees and expenses.

Litigation Challenging the Merger, p. 7
15. Please disclose the amount of the claims for rescission and for damages, respectively.

Solicitation of Transactions, p. 7
16. Briefly describe the nature of the fiduciary obligations described in the section. Please also disclose that the termination fee could have the effect of deterring third-parties from making a superior offer to the Company.
17. Please disclose whether the Company has received any interest from other parties in making an offer to the Company and the basic terms of such offer, if any. Bifurcate the disclosure between the period prior to November 6 and after.

Conditions of the merger, p. 8
18. Please disclose whether any of the conditions are waivable and the circumstances under which a waiver may be granted.

Questions and Answers About the Merger, p.11
19. To the extent that there is significant overlap of immaterial information between the Term Sheet Summary and the Q&A, please consider removing some disclosure to avoid unnecessary repetition.
20. In the question relating to the role played by the special committee, you indicate that the committee retained certain legal and financial advisors. Please disclose whether or not the special committee retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. See Item 1013(d) of Regulation S-K and
General Instruction E to Schedule 13E-3.
21. In several places in the filing, you state that the directors and officers of the Company will hold substantially similar positions after the merger. If applicable, please disclose whether any executive officers or directors will be leaving the Company after the merger.
22. The premiums paid above market price represent material information that should be disclosed either in the summary or in the
Q&A.  Please revise your disclosure accordingly.
Special Factors, p. 20
Background of the Merger, p. 20
23. Please indicate each meeting where any interested director or officer was present, naming such persons individually. Please also disclose any meetings in which representatives or affiliates of these interested persons participated.
24. For each meeting you describe, please briefly disclose any actions that the participants agreed to undertake, either through resolutions or through informal agreement.
25. You indicate that the special committee considered as a significant factor the impact of new CMS regulations on reimbursement. Please briefly summarize the quantitative impact of the regulations that was contained in BofA`s analysis.
26. Please disclose whether the potential purchaser that entered into the confidentiality agreement made an offer or otherwise indicated that it was willing to pay price exceeding $18 per share. If so, please disclose the circumstances that it would not proceed further, including any stated reasons for its decision.
27. We note that BofA made many presentations to the special committee (beyond what you have filed as exhibits). These presentations should be included as exhibits to the Schedule 13E-3 and must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of Schedule 13E-3.

Recommendation of the Special Committee..., p.26
28. Many of the bullet points discussing matters that were
considered
can be consolidated to avoid repetition. Please revise your disclosure accordingly.
29. Quantify the factors considered to the extent practicable.
For
example, we note that the special committee considered the CMS reforms with respect to reimbursement. Did the special committee estimate these expenses? If they did, please disclose this estimate.
If they did not, then explain how this factor was considered.
30. In addition, on page 30, you indicate that the special
committee
discussed risks and negative aspects of the merger.  Please
elaborate
on your point that certain parties, including the continuing investors, have interests that differ from the shareholders. Please explain exactly what those interests are and how they differ from the
shareholders generally. You should also disclose the interests of the special committee that are distinct from the interests of the unaffiliated stockholders. To the extent possible, you should quantify those interests.
31. You have stated that the risk for changes in CMS regulations will rest with Select and not the Company. Do those risks include the risks associated with the reimbursement issues that you have described throughout the proxy statement? If so, such provisions would appear to be inconsistent with the stated purposes of the transaction and would appear to eviscerate much of your premium, as noted in your graph "annotated stock price performance" attached to
Schedule 13E-3.  Please advise.
32.  Please disclose whether the Board considered any of the negative
aspects of the merger.  If so, please disclose the subject of those
considerations and the conclusions that emanated from that
discussion.
33. Please disclose whether the special committee or the board considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the possibility of such actions.
34. Please summarize the alternatives the special committee or the Board considered to attract investor interest and increase shareholder value without selling the company. In each case, disclose the advantages and disadvantages of the alternative and explain why the Company rejected that alternative in favor of the transaction with Welsh Carson. See Item 1013(b) of Regulation M-A.
35. We note your reference in the last complete paragraph on page
30
that the discussion pertained to certain material factors considered by the special committee. Please revise this section and the related section concerning the Board`s determination, to include a discussion of all material factors, both positive and negative, considered by the special committee and board, respectively.

Opinion of the Financial Advisor, p. 32
36. Throughout the different comparable analyses, you indicate the inclusion of qualitative, non-mathematical considerations. In each case, it appears that the removal of comparables from the top of the range was more dramatic than removals from the bottom, indicating that your qualitative adjustments had the effect of decreasing the value of Company. In each case, you should be more specific in describing which companies were dropped from these analyses and explain why this occurred. You should also disclose the quantitative impact of these adjustments.
37. In each case where you provide some kind of comparable analysis, please disclose the criteria used in selecting the comparable companies. If any companies meeting the criteria were excluded from your analysis, please revise to disclose this information and to explain the basis for their exclusion.
38. In the select precedent transactions, please provide more information for each transaction, including the date of the transaction and the multiple for the transaction. You may provide this disclosure by adding columns to your tabular list of transactions. Also, if there were any companies meeting the selection criteria that were excluded from your analysis please disclose and disclose the basis for their exclusion.
39. Please disclose more information on your DCF calculations. Include the growth rates that were used and how you reached your terminal value multiples and discount rates. Please supplementally provide us with your wacc calculations.

Position of the Buying Group as to the fairness of the transaction,
p. 38
40. This discussion generally should include each filing person`s consideration of each of the factors listed in Instruction 2 to Item
1014 of Regulation M-A. It does not appear that all factors have been fully addressed.
41. Please state whether the continuing investors adopted the analyses contained in the fairness opinion. As you know, if a filing person relied on the analysis of another, such as the board or the financial advisor, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. Also, if any filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Exchange Act Release No. 17719 (April 13, 1981). Question & Answer No. 20. A filing person cannot insulate itself from liability by relying upon another`s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b)
of Regulation M-A and Question and Answer Nos. 5 and 21 of
Exchange
Act Release No. 17719.

Interests of Select directors and officers in the Merger, p. 44
42. Quantify the total payment amounts payable under the various agreements and arrangements mentioned in this section. Also quantify the amounts for each individual listed in the section.
43. State the valuation at which management will be investing following the transaction. If management receives a discount (or an effective discount) for any of its equity participation following the transaction, please describe and quantify such effective discounts.
44. You have indicated that the executive officers may receive 3 years salary if they are not in management of the surviving company after the merger under certain conditions. Please describe those conditions. If these officers may receive these payments if they leave voluntarily, then such payments should be included in any discussion relating to the divergent interests between the unaffiliated stockholders and the continuing investors.

Certain Projections, p. 59
45. Please disclose explicitly that management expects total revenue, operating income and net income to increase materially over the five-year period ending December 31, 2009 and disclose the rate of growth.
Please reconcile these projections with the risks you have indicated are inherent in the stock. Make it clear that the shareholders will not participate in any of the net income associated with the 60% increase in net income projected for the next 5 years.
46. Please disclose any facts that would indicate that the projections are no longer valid.

The Merger Agreement, p. 65
Payment for shares, p. 66
47. Please revise to disclose the approximate length of time between the effective date of the merger and the date on which shareholders will receive their cash payments tendered shares.

Selected Historical Financial Information, page 82
48. We note that you present the non-GAAP measures, EBITDA and EBITDA as a % of net revenue, as indicators of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

	?	there is a past pattern of these items occurring in each
reporting period;
?	the financial impact of these items will not disappear or
become
immaterial in the future; and,
?	there is no unusual reason that the company can substantiate to
identify the special nature of these items.
These attributes raise significant questions about management`s assertions as to the usefulness of this measure for investors and the
appropriateness of its presentation in accordance with Item 10 of
Regulation S-K.  Please refer to "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" on our website at
www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on
June 13, 2003.  Please revise your filing to remove all references to
these measures or tell us how your disclosure complies with Item
10
of Regulation S-K.

Form 10-K for December 31, 2003
General

49. Where our comments call for disclosure, we think you should revise your documents in response to these comments in future filings beginning with your Form 10-K for December 31, 2004.

Item 1. Business
Sources of Net Operating Revenues, page 9

50. Please consider expanding your disclosures to include the following:
a. State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b. Disclose your policy for collecting deductibles and co-payments.
c. Disclose the reasons for significant changes in accounts receivable days outstanding for each period presented.

Item 6. Selected Consolidated Financial Data, page 27

51. Based on the preceding comment related to your Preliminary
Proxy
Statement, please revise your disclosures here and in other section of the filing to remove all inappropriate non-GAAP measures, such as
EBITDA and EBITDA as a % of net revenue.

Critical Accounting Matters
Sources of Revenue, page 31

52. Please consider expanding your disclosures to include the following:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, in 2003, this amount would represent the difference between estimates of contractual adjustments related to services provided in 2002 and the amount of the new estimate or settlement amount that you recorded during 2003.
b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on your financial position and results of operations.
c. Disclose, in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria, for example, unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, that is Medicare, Medicaid, managed care and other, and self-pay. We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
d. If you have amounts that are pending approval from third party payors, please disclose the balances of such amounts, where they have been classified in your aging buckets and the relevant payor classification. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Capital Resources and Liquidity, page 41

53. State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:
a. The threshold, for example, the amount and age, for account balance write-offs;
b. Whether or not and to what extent you use specific identification for account write-offs;
c. Whether or not and to what extent your write-off process is automated or manual; and,
d. Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.
   As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amy Bruckner at (202) 824-5548 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 942-7381, or me at (202) 942-1840 with any other
questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director


cc:	Carmen J. Romano
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, Pennsylvania 19103
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Select Medical Corporation
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